UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – Corporate Governance and Policies, dated 10/12/2010

2. Exhibit 99.2 - Consulting Agreement between Rare Element and Donald Ranta, dated 9/1/2007; as amended by Director's Resolution, dated 10/14/2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F **xxx** Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: October 29, 2010

/s/ Winnie Wong
Winnie Wong, Corporate Secretary

Exhibit 99.1



CORPORATE GOVERNANCE AND POLICIES

OCTOBER 12, 2010

Code of Conduct	Foster a climate of honesty, truthfulness and integrity, including: • fair dealings; • protecting the confidentiality; • safeguarding and using resources for legitimate purposes; • ensuring financial records being fair, accurate and timely; and • avoiding situations giving rise to conflict of interest.
Board of Directors' Mandate	Guide the Board in complying with all applicable Canadian and US legal and regulatory requirements including: • reviewing and approving the stewardship of the Company; • participating with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising, and monitoring subsequent performance against said plans; • identifying risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; and • ensuring timely disclosure of material transactions through the issuance of news releases and financial statements.
Audit Committee	Charter: Oversee the accounting and financial reporting process and financial statements audits. Composition: 3 independent directors who are financially literate – Gregory E. McKelvey (chair), Stephen P. Quin, Norman W. Burmeister.
Whistlerblower Policy	Audit committee is responsible for ensuring that a confidential and anonymous process exists whereby persons can report any "Accounting Concerns". Accounting Concerns are intended to be broad and comprehensive and to include any matter which in view of the complainant, is illegal, unethical, contrary to the policies of the Company or in some other manner not right or proper. Submit to Independent Member (Gregory E. McKelvey).

Executive Summary - continued

Nominating, Corporate Governance, Compensation Committee Charter	Reports to the Board on corporate governance, nominating and compensation matters include: • monitoring and protecting the Board's independence; • developing and reviewing the effectiveness of the Board's corporate governance guidelines; • establishing procedures for the director nomination process and recommending nominees for election to the Board; • evaluating and assessing the performance of the CEO (and to a lesser degree senior officers) on an annual basis; • reviewing annually and approving corporate goals and objectives relevant to CEO compensation, evaluating CEO compensation in light of those goals and objectives, and setting the CEO's compensation level based on this evaluation; and • recommending and reviewing director compensation policies. Composition: 4 independent directors – Stephen P. Quin (chair), Norman W. Burmeister, Gregory E. McKelvey, M. Norman Anderson.
Internal Controls Policy	1. Authorization and approval – all transactions must be properly approved and authorized before payment. 2. Budgetary control – budgets should be prepared annually and presented to the Board of Directors for approval. 3. Segregation of duties – cheques must be signed by two authorized people. 4. Management override – segregation of duties, approval procedures and Board involvement are steps to identify any overrides. 5. Foreign currency – monitor the foreign currency risk. 6. Financial reporting – quarterly review of the financial statements and the MD&A.

RARE ELEMENT RESOURCES LTD.

CODE OF CONDUCT

BUSINESS

In applying these standards, the Company's business is described as follows:

> Grow Rare Element Resources through discovery, acquisition and development of high quality rare-earth, gold and other mineral deposits.

GENERAL PRINCIPLES OF CONDUCT

The Company has adopted this Code of Ethical Conduct (the "Code") for the purpose of fostering a climate of honesty, truthfulness and integrity. The Code outlines the principles of ethical conduct to which the Company's directors, officers and employees are expected to adhere in the conduct of the Company's business and establishes mechanisms to report unethical conduct.

The Company is committed to:

- operate in a responsible manner that complies with applicable laws, rules and regulations within the countries we work and operate;
- promote wise health and safety work practices and provide a safe and healthy workplace;
- operate free from favoritism, fear, coercion, discrimination or harassment; and
- provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with any governing body or publicly disclosed;

and the Company requires its directors and officers to provide leadership and direction with respect to these principles and standards.

The Company's Audit Committee (the "Audit Committee") is responsible for setting the standards of business conduct contained in the Code. While the Audit Committee will oversee and monitor compliance with the Code, it is the individual responsibility of each director, officer and employee of the Company to comply with those provisions of the Code that are specifically applicable to them, and which are set out below.

1. *Compliance with Laws, Rules and Regulations*

Directors, officers and employees are required to comply with all applicable laws, rules and regulations, including, without limitation, those dealing with environmental compliance, confidentiality and disclosure, insider trading, discrimination and harassment, and health and safety.

2. *Fair Dealings*

    Directors, officers, employees and consultants are required to deal fairly with the Company's employees, securityholders, customers, suppliers and competitors in a business-like manner, free from discriminatory practices, including harassment.

3. *Confidentiality*

    Directors. officers and employees are required to maintain and protect the confidentiality of all information and materials relating to the Company which are entrusted to them.

4. *Use of Resources*

    Directors, officers and employees are to safeguard and use the Company's assets and resources for legitimate business purposes only.

5. *Company Records*

    Directors, officers and employees have a responsibility to ensure the integrity of the Company's accounting and financial records and ensure the full, fair, accurate and timely disclosure of financial information.

6. *Conflicts of Interest*

    a. Employees and consultants

    Employees and consultants are required to avoid situations where their personal interests interfere in any way with the interests of the Company, including receiving improper personal benefits as a result of their position in the Company. A transaction or relationship that reasonably could be expected to give rise to a conflict of interest should be reported to the Governance Committee. Each employee is required to promptly disclose any actual or potential conflict of interest to his or her immediate superior and, if the conflict or potential cannot be resolved by the employee and superior, the employee must advise the Audit Committee.

    b. Directors and Officers

    Directors and officers are required to avoid situations that place the director or officer in a conflict of interest (a more comprehensive description of which is set out in Schedule "A").

If a director or officer finds themselves in a conflict or potential conflict of interest, their duties are as follows:

- For officers:
    - The conflict or potential conflict must be reported immediately to their immediate superior.
    - If the conflict or potential conflict cannot be avoided or resolved by the officer and his or her immediate superior, the officer must advise the Audit Committee.
    - For non-executive officers, the CEO, may, in appropriate circumstances as he or she determines in their best judgment, waive a conflict. Any such waivers must be reported to the Audit Committee at its next meeting.
    - For executive officers, only the Board of Directors may waive a conflict.

- For directors:
    - The conflict or potential conflict must be reported immediately to the Chairman of the Board or Acting Chairman of the Board and Chairman of the Audit Committee.
    - If the conflict or potential conflict cannot be avoided or resolved, the director must:
        - disclose the conflict or potential conflict to all of the directors of the Company; and
        - abstain, as the case may be, from any vote or meeting in connection with the subject of the conflict.

7. *Duty of Loyalty*

Directors and officers must act honestly, in good faith, and in the best interests of the Company.

8. *Duty of Care*

Directors and officers owe a duty of care to the Company and must exercise the degree of skill and diligence reasonably expected from an ordinary person of his or her knowledge and experience.

9. *Duty to Disclose*

A director has a duty to disclose to the Board of Directors his or her private interests in transactions in which the Company is involved or proposes to be involved. An officer must disclose such interests to the Audit Committee.

10. *Reporting of Illegal or Unethical Behaviour*

A director has a duty to report to the Board of Directors, and an officer has a duty to report to the Audit Committee, any activity which:

- he or she believes contravenes the law within in which he or she works;
- represents a real or apparent conflict of interest or a breach of this Code;
- represents a misuse of the Company funds or assets;
- represents a danger to public health, safety, or the environment; or
- might result in a failure by the Company to provide full, fair, accurate and timely disclosure of financial results and material facts.

The Company encourages all employees to report promptly any suspected violations of the Code to the Audit Committee. The Company will tolerate no retaliation for reports or complaints regarding suspected violations of the Code that were made in good faith.

11. *Waiver of the Code*

Any waiver of the Code for the benefit of a director or an officer may be made only by the Board of Directors or, if permitted, a committee thereof. Any waivers will be promptly documented and disclosed as required by laws or stock exchange regulations.

SCHEDULE "A"
CONFICT OF INTERESTS

Conflict of Interest Standards

A conflict of interest may be real or apparent.

A real conflict of interest occurs when a director or officer exercises an official power or performs an official duty or function and at the same time knows that in the exercise of the official power or the performance of the duty or function there is the opportunity to further his or her private interest.

An apparent conflict of interest occurs when a reasonably well-informed person could have a perception, that a director's or officer's ability to exercise an official power or perform an official duty or function was or will be affected by the director's or officer's private interest.

Directors and officers must perform their responsibilities in a manner that avoids any real or apparent conflict of interest between private interests and the interests of the Company.

Examples of conflict of interests are as follows:

Furthering of Private Interests

If a director or officer is directly or indirectly interested in a proposed activity or transaction with the Company or if the director or officer has discretionary, decision-making power which could bring about financial benefit to the director or officer due to his or her financial holdings or business and property interests, there is potential for a conflict of interest. In these instances at a minimum, these circumstances and these holdings should be disclosed to the Audit Committee. If it is determined there is a conflict of interest, the conflict must be disclosed to the Board of Directors.

Directors and officers must not engage in such activities or transactions where the activity or transaction may be detrimental to the Company or where the activity is in substantial conflict with the proper discharge of the director's or officer's duties to the Company.

Corporate Information and Opportunities

Directors and officers must not engage in any transactions for personal profit which results or may result from the director's or officer's official position or authority or upon confidential or non-public information which the director or officer gains by reason of such position or authority.

Confidential information (that is, information that is not generally available to the public) that a director or officer receives through his or her office or employment must not be divulged to anyone other than persons who are authorized to receive the information. Directors and officers must not use confidential information that is gained due to his or her position or authority in order to further the director's or officer's private interests. Directors and officers must also not disclose such information to anyone not authorized to receive such information, including spouses, associates, immediate family, friends, or persons with whom the officer is connected by frequent or close association.

Corporate Opportunity

Directors and officers cannot divert to a third party, themselves, their spouses, their children or a private corporation controlled by any of these individuals, a maturing business opportunity that the Company is pursuing.

Preferential Treatment of Others

Directors and officers must not assist others in their dealings with the Company if this may result in preferential treatment. A director or officer who exercises regulatory, inspection or other discretionary authority over others, must disqualify themselves from dealing with individuals where the director's or officer's relationship with the individual could bring the director's or officer's impartiality into question.

Use of Corporate Property for Private Interest

Directors and officers must not use corporate property to pursue private interests or the interests of a spouse, family members or a private corporation controlled by any of these individuals. Corporate property includes real and tangible items such as land, buildings, furniture, fixtures, equipment supplies, and vehicles and also includes intangible items such as data, computer systems, reports, information, proprietary rights, patents, trademarks, copyrights, logos, name and reputation. The Company may, through prior written approval by an appropriate person within the Company, authorize a director or officer to use corporate property where doing so does not result in additional costs to the Company, does not detract from a director's or officer's performance of duties to the Company, and does not result in a material personal gain.

Accepting Significant Gifts, Benefits and Entertainment

Directors and officers must not solicit or accept benefits, entertainment or gifts in exchange for or as a condition of the exercise of duties or as an inducement for performing an act associated with the director's or officer's duties or responsibilities to the Company except within the guidelines set forth below.

Directors and officers generally may accept gifts, hospitality or other benefits associated with official duties and responsibilities if such gifts, hospitality or other benefits:

- are within the bounds of propriety, a normal expression of courtesy or within the normal standards of hospitality;
- would not bring suspicion on the officer's objectivity and impartiality; and
- would not compromise the integrity of the Company.

An improper gift or benefit should be returned to the person offering it as soon as practicable. If there is no opportunity to return an improper gift or benefit, or where the return may be perceived as offensive for cultural or other reasons, the gift must immediately be disclosed to the Audit Committee who will attend to a suitable disposition of the item including legitimate charities.

Working Relationships

Directors, officers and individuals who are direct relatives or who permanently reside together may not be employed or hold office in situations where:

- a reporting relationship exists where a director or officer has influence, input or decision-making power over the relative or cohabitant's performance evaluation, salary, special permissions, conditions of work or similar matters;
- the working relationship affords an opportunity for collusion between the individuals that could have a detrimental effect on the Company's interest.

This restriction may be waived if the Audit Committee is satisfied that sufficient safeguards are in place to ensure that the interests of the Company are not compromised.

BOARD OF DIRECTORS' MANDATE

BOARD'S PURPOSE

The duties and responsibilities of the Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

BOARD'S MANDATE

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.   The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items changes depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

COMPOSITION

The Board of Directors shall be comprised with a majority of individuals who qualify as unrelated directors.

In deciding whether a particular Director is a "related Director" or an "unrelated Director", the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of factors considered to be relevant.

SPECIFIC RESPONSIBILITIES AND DUTIES

The Board's mandate includes the following duties and responsibilities:

1. Reviewing and approving any proposed changes to the Company's memorandum or articles.

2. Being responsible for, and taking appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3. Approving payment of distributions to shareholders.

4. Approving any offerings, issuances or repurchases of share capital or other securities.

5. Approving the establishments of credit facilities and any other long-term commitments.

6. Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

7. Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

8. Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9. Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10. Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11. Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12. Reviewing policies and process to ensure that the Company's internal control and management information systems are operating properly.

13. Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14. Approving the Company's code of business ethics.

15. Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16. Arranging formal orientation programs for new directors, where appropriate.

17. Never engage in or appear to engage in the payment of illegal payments or fees to expedite actions.

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time at such place as the Board may by resolution from time to time determine. Any Director may call a meeting of Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages. A notice of meeting of directors need not specify the purpose of or the business to be transacted at meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time determine according to the articles of the Company.

Chairman

The chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavour to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide Directors with the agenda and materials adequately ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the proceeding meeting;
Business arising from the previous minutes;
Reports of committees;
President's report, financial and operational reports;
Other business;
Setting the date and time of the next meeting;
Private session for non-executive directors, without the presence of management;
Adjournment.

Minutes of the Meeting

A secretary should be named for each Board and committee meeting and minutes should be circulated after such meeting. Minutes of the committee meetings will be given to each Board member.

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

    (i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

    (ii) the auditor's report, if any, prepared in relation to those financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:

    (i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

    (ii) the compensation of the external auditor,

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:

    (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

    (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company's board of directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each independent committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:
1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors' meeting; and
2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company.

<u>**WHISTLEBLOWER POLICY**</u>

1.0   INTRODUCTION

Rare Element Resources Ltd. (the "Company") is committed to maintaining the highest standards of business conduct and ethics, as well as full compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against shareholders (collectively "Accounting Concerns").

Pursuant to its charter, the Audit Committee (the "Committee") of the Board of Directors of the Company is responsible for ensuring that a confidential and anonymous process exists whereby persons can report any Accounting Concerns relating to the Company and its subsidiaries. In order to carry out its responsibilities under its charter, the Committee has adopted this Whistleblower Policy (the "Policy").

For the purposes of this Policy, "Accounting Concerns" is intended to be broad and comprehensive and to include any matter, which in the view of the complainant, is illegal, unethical, contrary to the policies of the Company or in some other manner not right or proper. Examples would include:

a) violation of any applicable law, rule or regulation that relates to corporate reporting and disclosure;

b) fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company or any of its subsidiaries;

c) fraud or deliberate error in the recording and maintaining of financial records of the Company or any of its subsidiaries;

d) deficiencies in or non-compliance with the Company or any of its subsidiaries' internal policies and controls;

e) misrepresentation or a false statement by or to a director, officer or employee of the Company or any of its subsidiaries respecting a matter contained in the financial records, reports or audit reports; and

f) deviation from full and fair reporting of the Company's consolidated financial condition.

2.0 COMMUNICATION OF THE POLICY

To ensure that all directors, officers, employees, consultants and contractors of the Company are aware of the Policy, a copy of the Policy will be distributed to all directors, officers and employees, or alternatively they will be advised that the Policy is available on the Company's website for their review. All directors, officers and employees will be informed whenever significant changes are made. New directors, officers and employees will be provided with a copy of this Policy and will be educated about its importance.

3.0 REPORTING ALLEGED VIOLATIONS OR COMPLAINTS

3.1 Reporting Concerns

Any person with an Accounting Concern relating to the Company or any subsidiary of the Company may submit their concern to the independent member of the Audit Committee (the "Independent Member") of the Company in writing, by telephone or email as follows:

| In Writing: | Gregory E. McKelvey |
| | 410-325 Howe Street, Vancouver, BC V6C 1Z7 |

| By Phone: | 604-687-3520 |
| By E-mail: | gempress@earthlink.net |

3.2 Anonymity and Confidentiality

All submissions to the Independent Member of the Audit Committee be made and will be treated on a confidential and anonymous basis, save and except that all submissions regarding Accounting Concerns referred to in Section 1 (a) and (b) must identify the person making the submission and the submission will be dealt with in accordance with the provisions of Section 5.0 below.

4.0 NO ADVERSE CONSEQUENCES

A submission regarding an Accounting Concern may be made by an officer or employee of the Company without fear of dismissal, disciplinary action or retaliation of any kind. The Company will not discharge, discipline, demote, suspend, threaten or in any manner discriminate against any person who submits in good faith an Accounting Concern or provides assistance to the Audit Committee, management or any other person or group, including any governmental, regulatory or law enforcement body, investigating an Accounting Concern.

5.0 TREATMENT OF ACCOUNTING CONCERN SUBMISSIONS

Accounting Concerns will be reviewed as soon as possible by the Audit Committee with the assistance and direction of whomever the Audit Committee thinks appropriate including, but not limited to, external legal counsel and the Audit Committee shall implement such corrective measures and do such things in an expeditious manner as it deems necessary or desirable to address the Accounting Concern.

Where possible and when determined to be appropriate by the Audit Committee notice of any such corrective measures will be given to the person who submitted the Accounting Concern.

6.0 RETENTION OF RECORDS

The Audit Committee shall retain all records relating to any Accounting Concern or report of a retaliatory act and to the investigation of any such report for a period judged to be appropriate based upon the merits of the submission. The types of records to be retained by the Audit Committee shall include records of all steps taken in connection with the investigation and the results of any such investigation.

7.0 REVIEW OF POLICY

The Audit Committee will review and evaluate this Policy on an annual basis to determine whether the Policy is effective in providing a confidential and anonymous procedure to report violations or complaints regarding Accounting Concerns.

8.0 QUERIES

If you have any questions about how this Policy should be followed in a particular case, please contact the Independent Member of the Audit Committee.

NOMINATING, CORPORATE GOVERNANCE, COMPENSATION COMMITTEE CHARTER

The Nominating, Corporate Governance and Compensation Committee (the "Committee") reports to the Board on corporate governance matters.

Membership
The Committee is comprised of no less than three independent members of the Board. Director independence, at a minimum, is consistent with applicable rules for TSX Venture Exchange / AMEX-traded issuers. The Committee also maintains a chair. The chair is an independent member of the Board. The Committee chair and members serve one year renewable terms.

Meetings
The Committee meets at least annually, and at other times as necessary.

Responsibilities
The Committee's responsibilities include the following:

- Develop and periodically review the effectiveness of the Board's corporate governance guidelines. The Committee makes recommendations on revisions to these guidelines as appropriate. Included among these responsibilities is keeping the Board apprised of impending corporate governance guidelines and "best practices";
- Monitor and protect the Board's independence;
- Oversee and review the Company's processes for providing information to the Board;
- Recommend appropriate Board structures and membership, including the removal of directors, as necessary;
- Recommend appropriate Board committee structures and membership. The Board has determined that there are two committees essential to effective governance. These are the Audit and Nominating, Corporate Governance and Compensation Committees. The Board is committed to ensuring the independence of these committees;
- Establish procedures for the director nomination process and recommend nominees for election to the Board. The Committee evaluates the background and qualifications of director nominees, including those nominated by the Company's stockholders. To nominate a director candidate for the Committee's consideration, please submit the candidate's name and qualifications to the chair of the Nominating, Corporate Governance and Compensation Committee (Mr. Stephen P. Quin, c/o Rare Element Resources Ltd., 410-325 Howe Street, Vancouver, BC V6C 1Z7 or via e-mail: squin@capstonemining.com);
- Oversee formal evaluation of the Board and all Board committees. Included is formal assessment of individual directors. All standing directors will be formally evaluated prior to consideration for re-nomination to the Board;
- Evaluate and assess the performance of the CEO on an annual basis.

- Review the performance evaluations of senior officers (other than the CEO) on an annual basis. It is recognized that subject to oversight by the Board and this Committee, the CEO has primary responsibility for evaluating the performance of other senior officers.
- Determine and approve base salaries, annual incentive awards (equity and/or cash) and long-term incentive awards for the CEO, and in consultation with the CEO, for other senior officers on an annual basis.
- Establish performance objectives for senior officers under the Company's incentive compensation plans with particular consideration to appropriate levels of risk-taking incentives and determine the attainment of such performance objectives.
- Annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate CEO compensation in light of those goals and objectives, and set the CEO's compensation level based on this evaluation.
- Review and approve any employment agreements, severance arrangements and change in control and similar agreements/provisions, and any amendments, supplements or waivers to such agreements or arrangements, in each case as, when and if deemed necessary or advisable.
- Retain and terminate any compensation consultant to be used to assist in the evaluation of CEO or other senior officer compensation, including the authority to approve the consultant's fee, and to obtain advice and assistance from internal or outside legal, accounting or other advisors.
- Review other forms of compensation, benefits, and incentives for senior officers and recommend changes in and new forms of compensation, benefits or incentives to the Board of Directors when appropriate and when necessary to keep executive compensation competitive and equitable.
- Recommend and review director compensation policies;
- Secure the services of external search firms or other experts, as necessary and appropriate. These services will be compensated from the Company provided Board of Directors budget. This budget system is designed to ensure the independence of such external advisors;
- Promote the quality of directors through continuing education experiences;
- Establish (subject to full Board approval) Board meeting dates;
- The Committee shall annually review and evaluate the Committee charter.

INTERNAL CONTROLS POLICY

OBJECTIVES

The primary objectives of the Company's internal control policy are to:

- safeguard assets;
- ensure validity of financial records and reports;
- promote adherence to policies, procedures, regulations and law;
- promote effectiveness and efficiency of operations.

POLICIES

Management believes that costs associated with control processes should not exceed the expected benefits. Due to the size of the Company, management considers the following procedures are appropriate and effective.

Authorization and Approval

All transactions must be properly approved and authorized before payment.

The receipt of goods and services should be verified prior to approving invoices for payment. Verification should be made that invoiced amounts are correct, accounts charged are correct, object coding is correct, and payment has not already been made.

Budgetary Control

Budgets should be prepared annually and should be based on realistic expectations of expenses. Budget is presented to the Board of Directors and approved annually. Actual expenditures should be compared to budgeted amounts, and variances should be reviewed by the Chief Financial Officer / Chief Executive Officer.

Segregation of Duties

Cheques from the exercise of options, warrants or private placements are deposited by the receptionist. The accountant prepares the bank reconciliation. Cheques must be signed by two authorized people, together with support of bank reconciliation. Regular reports on cash and other financial reports requested by management are reviewed by the Chief Executive Officer and Chief Financial Officer. The Chief Executive Officer's expenses must be approved by the Chief Financial Officer.

Management Override

The Company has policies and procedures in place to monitor any management override activities. The overall approval for material transactions needs to come from the Board of Directors. The Company has segregation of duties and approval procedures to identify any overrides.

Foreign Currency

The Company obtains financing in Canadian dollars but incur expenses in U.S. dollars. Currently, the Company has no hedging policy, but the Company closely monitors the foreign currency risk on a regular basis and will implement mechanisms to minimize any significant negative foreign currency risks.

Financial Reporting

Quarterly financial statements and management discussion and analysis ("MD&A") are prepared by the accountant. Both Chief Financial Officer and Chief Executive Officer review the documents. The quarterly financial statements and the MD&A are then presented to the audit committee which meets at least every quarter. Once the audit committee has approved them, the quarterly financial statements and the MD&A are presented to the Board for approval.

The Chief Financial Officer and the accountant stay current with the latest accounting changes and the regulatory requirements.

Exhibit 99.2

Rare Element Resources Ltd.
(the "Company")

CONSENT RESOLUTIONS OF DIRECTORS

The following Resolutions having been consented to in writing by all the Directors of the Company as of the 14th of October 2009:

IT IS RESOLVED THAT:

Effective October 1, 2009, Don Ranta's consulting rate be increased from US$8,500 per month (or US$102,000 per year) to US$12,000 per month (or US$144,000 per year).

Don Ranta be paid a one-time bonus of US$50,000 for the extra time and effort he spent on the Company's affairs over the last two years.

EXECUTION IN COUNTERPART: These resolutions may be signed by the Directors of the Company in as many counterparts as may be necessary, and if necessary transmitted by facsimile, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and not withstanding the date of execution shall be deemed to bear the date as set forth below.

Don Ranta has advised the Board that he has an interest in the resolutions note above and has, accordingly, abstained from voting on such resolutions.

DATED as of the 14th day of October, 2009.

/s/   /s/
_____   _____
Mark T. Brown   Norman Burmeister

/s/   /s/
_____   _____
Stephen Quin   Norman Anderson

/s/
_____   *Abstained*_____
Gregory E. McKelvey   Donald E. Ranta